EXHIBIT 23.1

[KPMG logo]

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon National Corporation:

We consent to the use of our reports dated February 27, 2008, with respect to (i) the consolidated statements of condition of First Horizon National Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference.

/s/ KPMG LLP
Memphis, Tennessee
January 7, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.